SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002.

MARNETICS BROADBAND TECHNOLOGIES LTD.
 (Translation of Registrant's Name Into English)

10 Hayezira Street, Ra'anana 43000 Israel
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F __X__            Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes _____        No __X__

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

        Notice of Proxy filing

        The Company will hold an Annual General Meeting of the shareholders on Tuesday, November 26, 2002 at 11:00 AM in Hotel CEYLAN INTERCONTINENTAL, Asker Ocagi Cad. No:1 Taksim 80200, Istanbul, Turkey, Tel: +90 212 231 2121.
        A copy of the Company’s 2001 Annual Report on Form 20-F, which contains consolidated financial statements and other information of interest to shareholders, is being mailed with the Notice and the enclosed Proxy Statement on or about Thursday, October 31, 2002 to all shareholders of record on the Record Date. The Proxy Statement is hereby attached to this report.

        SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARNETICS BROADBAND TECHNOLOGIES LTD.

Dated: October 30, 2002	By:______________________________ /s/ Menachem Reinschmidt, CEO